Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-107307 and 333-107306) of our report dated February 2, 2004, except for Note 18, as to which the date is March 4, 2004, with respect to the consolidated financial statements and schedule of MIM Corporation included in this Annual Report (Form 10-K) for the year ended December 31, 2003.

/s/ Ernst & Young, LLP

MetroPark, NJ
March 10, 2004